April 20, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Track Solutions, Inc.

Form 10-12G

Filed March 23, 2021

File No. 000-56262

To the men and women of the SEC:

On behalf of Fast Track Solutions, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 16, 2021 addressed to Mr. Jeffrey DeNunzio, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G on March 23, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form 10-12G

Item 5. Directors and Executive Officers, page 9

1. Please clarify the relationship with Paul Moody and his affiliation with the company. We note that he is identified as a director in your articles. Ensure that you disclose all entities that Jeffrey DeNunzio and, to the extent applicable, Mr. Moody have been involved with over the past five years. Refer to Item 401 of Regulation S-K. Also update your disclosure on page 10 as appropriate.

Company Response:

We have amended and added language to page 10, 12, and F-6 to provide additional clarity.

Additional Note: Mr. Paul Moody is a business colleague of Mr. Jeffrey DeNunzio. On the date of incorporation. Mr. DeNunzio was unavailable and requested that Mr. Moody incorporate the Company and appoint Mr. DeNunzio as Officer/Director. However, a clerical error in Article IX of the Company bylaws resulted in Mr. Moody being appointed as Director. To correct the error, Mr. Moody appointed Mr. DeNunzio as Director on December 1, 2021 and on the same date Mr. Moody resigned from his position. Mr. Moody was not paid any compensation for his services and there was no formal agreement with Mr. Moody to incorporate the Company.

Date: April 20, 2021

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

Chief Executive Officer